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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                  FORM 15

          Certification and Notice of Termination of Registration
         under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
          Under Sections 13 and 15(d) of the Securities Act of 1934

                       Commission File Number 033-80987

                       MERIT BEHAVIORAL CARE CORPORATION
             (Exact name of registrant as specified in its charter)


                              One Maynard Drive
                        Park Ridge, New Jersey 07656
                              (201) 391-8700
              (Address, including zip code, and telephone number,
                    including principal executive offices)


                  11 1/2% Senior Subordinated Notes due 2005
           (Title of each class of securities covered by this Form)

                                      None
                (Titles of all other classes of securities for
              which a duty to file reports under Section 13(a) or
                                 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)    /   /            Rule 12h-3(b)(1)(ii)    /   /
    Rule 12g-4(a)(1)(ii)   /   /            Rule 12h-3(b)(2)(i)     /   /
    Rule 12g-4(a)(2)(i)    /   /            Rule 12h-3(b)(2)(ii)    /   /
    Rule 12g-4(a)(2)(ii)   /   /            Rule 15d-6              /   /
    Rule 12h-3(b)(1)(i)    / X /


        Approximate number of holders of record as of the certification or notice date: 1

        Pursuant to the requirements of the Securities Exchange Act of 1934, Merit Behavioral Care Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATED: February 19, 1998                By:  /s/ Charlotte A. Sanford
                                             --------------------------------
                                             Charlotte A. Sanford
                                             Vice President and
                                             Treasurer